Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated October 4, 2016
Relating to Preliminary Prospectus Supplement Dated October 4, 2016
to Prospectus dated February 23, 2015
Registration Statement No. 333-202237

NATIONAL RETAIL PROPERTIES, INC.

Depositary Shares Each Representing a 1/100th Interest in a Share of

5.20% Series F Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 per Depositary Share)

FINAL PRICING TERMS

Issuer:	National Retail Properties, Inc.

Expected Ratings[1]:	Baa2 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Title of Shares:	Depositary Shares Each Representing a 1/100th Interest in a Share of 5.20% Series F Cumulative Redeemable Preferred Stock

Number of Shares:	12,000,000 depositary shares

Option to Purchase Additional Shares:	1,800,000 depositary shares

Public Offering Price:	$25.00 per depositary share; $300,000,000 total (not including the option to purchase additional shares)

Underwriting Discount:	$0.7875 per depositary share for sales to retail investors and $0.5000 per depositary share for sales to institutional investors; $8,554,265.00 total (not including the option to purchase additional shares)

No Maturity:	Perpetual (unless redeemed by the Issuer as set forth under “Optional Redemption” below or under “Special Optional Redemption” below and in the Preliminary Prospectus Supplement)

Trade Date:	October 4, 2016

Settlement Date:	October 11, 2016 (T+4)

Dividend Rate:	5.200% per annum of the $25.00 liquidation preference per depositary share (equivalent to $1.300 per annum per depositary share)

Dividend Payment Dates:	On or about March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2016

Optional Redemption:	The Issuer may not redeem the Series F Preferred Stock underlying the depositary shares prior to October 11, 2021, except as described below under “Special Optional Redemption” and in limited circumstances relating to its continuing qualification as a REIT. At any time on and after October 11, 2021, the Issuer may, at its option, redeem the Series F Preferred Stock, in whole or in part, from time to time, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, redeem the Series F Preferred Stock underlying the depositary shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the Series F Preferred Stock (whether its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the Series F Preferred Stock will not have the conversion right described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in the Series F Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the depositary shares or the Series F Preferred Stock) to direct the depositary, on such holder’s behalf, to convert some or all of the Series F Preferred Stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock (or equivalent value of alternative conversion consideration) per share of Series F Preferred Stock to be converted equal to the lesser of:

•       The quotient obtained by dividing (1) the sum of the $2,500.00 per share (equivalent to $25.00 per depositary share) liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series F Preferred Stock dividend payment and prior to the corresponding Series F Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Stock Price (as defined in the Preliminary Prospectus Supplement); and

• 99.62 per share of Series F Preferred Stock (equivalent to 0.9962 per depositary share) (the “Share Cap”), subject to certain adjustments;

subject, in each case, to an aggregate cap on the total number of shares of common stock (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right (as defined in the Preliminary Prospectus Supplement) of 11,954,400 shares of common stock (or equivalent alternative conversion consideration, as applicable) or approximately 13,747,560 shares of common stock (or equivalent alternative conversion consideration, as applicable) if the underwriters exercise their option to purchase additional shares in full, and subject, in each case, to provisions for the receipt of alternative conversion consideration as described in the Preliminary Prospectus Supplement.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to repay all of the outstanding indebtedness under its credit facility. In addition, the Issuer intends to use the remainder of the net proceeds from this offering, if any, to fund future property acquisitions and for general corporate purposes.

Expected Listing / Trading Symbol:	NYSE / “NNNPRF”

CUSIP / ISIN:	637417 874/ US6374178746

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Raymond James & Associates, Inc. RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Capital One Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated October 4, 2016 (the “Preliminary Prospectus Supplement”). The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus dated February 23, 2015 and the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Morgan Stanley & Co. LLC toll-free at 1-800-584-6837 or by e-mail at prospectus@morganstanley.com, and/or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.